FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2015
Commission File Number: 001-35025

DIANA CONTAINERSHIPS INC.
 (Translation of registrant's name into English)
Pendelis 18, 175 64 Palaio Faliro, Athens, Greece
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated March 20, 2015 of Diana Containerships Inc. (the "Company") announcing that yesterday it signed, through two separate wholly-owned subsidiaries, two Memoranda of Agreement to purchase from an unaffiliated third party two Panamax container vessels, the m/v YM Los Angeles and the m/v YM New Jersey.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File no. 333-179636), filed with the U.S. Securities and Exchange Commission with an effective date of March 21, 2012, and into the Company's registration statement on Form F-3 (File no. 333-197740), filed with the U.S. Securities and Exchange Commission with an effective date of August 13, 2014.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA CONTAINERSHIPS INC.
(registrant)

Dated: March 20, 2015	By:	/s/ Anastasios Margaronis
Anastasios Margaronis
President

Exhibit 99.1
Corporate Contact:
Ioannis Zafirakis
Director, Chief Operating Officer and Secretary
Telephone: +30-216-600-2400
Email: izafirakis@dcontainerships.com
Website: www.dcontainerships.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: +1-203-972-8350
Email: enebb@optonline.net

DIANA CONTAINERSHIPS INC. ANNOUNCES AGREEMENT TO ACQUIRE TWO PANAMAX CONTAINER VESSELS

ATHENS, GREECE, March 20, 2015 – Diana Containerships Inc. (NASDAQ: DCIX), (the "Company"), a global shipping company specializing in the ownership of containerships, today announced that yesterday it signed, through two separate wholly-owned subsidiaries, two Memoranda of Agreement to purchase from an unaffiliated third party two Panamax container vessels, the m/v YM Los Angeles and the m/v YM New Jersey.

The "YM Los Angeles" and the "YM New Jersey" are both 2006-built vessels of approximately 5,000 TEU capacity. The purchase price for each vessel is US$21.5 million. The sellers may deliver the vessels to the Company at any time between April 1, 2015 and April 30, 2015. The m/v YM Los Angeles is currently expected to be delivered to the Company on April 9, 2015 and the m/v YM New Jersey on April 15, 2015.

Each of the two vessels is chartered to Yang Ming (UK) Ltd., at a gross charter rate of US$21,000 per day less US$350 per day commission paid to third parties. Based on the existing time charterparties and their addenda, the charterer has the option to redeliver the m/v YM Los Angeles at any time between October 19, 2016 and February 19, 2017 and the m/v YM New Jersey at any time between September 24, 2016 and January 24, 2017. The charterer has the option to employ the vessel for a further twenty-two (22) to twenty-six (26) month period at the same daily gross charter rate less US$350 per day commission paid to third parties. The optional period if exercised will start on December 19, 2016 for m/v YM Los Angeles and on November 24, 2016 for m/v YM New Jersey and must be declared six (6) months prior to these dates in respect of each vessel.

The closing of this transaction is subject to the signing of a novation agreement to the time charter contract of each vessel mentioned above.

Including the aforementioned vessels, Diana Containerships Inc.'s fleet will consist of 13 container vessels (4 Post-Panamax and 9 Panamax). A table describing the current Diana Containerships Inc. fleet can be found on the Company's website, www.dcontainerships.com. Information included on the Company's website does not constitute a part of this press release.

About the Company
Diana Containerships Inc. is a leading global provider of shipping transportation services through its ownership of containerships. The Company's vessels are employed primarily on time charters with leading liner companies carrying containerized cargo along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for containership capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors.  Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.